August 2, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: John Stickel and Susan Block

Re:	AtlasClear Holdings, Inc. Amendment No. 2 to Registration Statement of Form S-1 Filed July 17, 2024 File No. 333-279390

Dear Mr. Stickle and Ms. Block:

On behalf of AtlasClear Holdings, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated July 31, 2024 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1, filed by the Company on July 17, 2024.

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3 to the Registration Statement.

Amendment No. 2 to Form S-1 filed July 17, 2024

Cover Page

1.	We note your response to our prior comment 1. In some instances, you indicate that for shares that may become issuable a price per share will be determined as "described herein." Please revise to either disclose on the cover page how such prices will be determined at the time of issuance or provide a cross-reference with a page number to where in the registration statement investors can see how such pricing will be determined.

Response: The Company acknowledges the Staff’s comment, and has revised Amendment No. 3 to the Registration Statement to disclose on the cover page how each of the applicable prices will be determined.

2.

Please refer to the last bullet point describing the shares being registered for resale. We note your disclosure in that last bullet point regarding the shares of common stock that may become issuable to an investor, Tau, pursuant to a non-binding term sheet. The private placement of the shares you are attempting to register for resale does not yet appear to be complete. As such, please remove those shares from this resale registration statement, or advise.

Response: The Company respectfully advises the Staff that it has entered into a binding agreement with the investor and revised the disclosure throughout Amendment No. 3 to the Registration Statement accordingly.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Robert McBey – Chief Executive Officer